



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05000972



January 3, 2005

Thomas J. Spellman III
Assistant Corporate Secretary &
Senior Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/3/2005

Re: Johnson & Johnson
Incoming letter dated December 14, 2004

Dear Mr. Spellman:

This is in response to your letter dated December 14, 2004 concerning the shareholder proposal submitted to Johnson & Johnson by Edward P. Olson. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

200406

Johnson & Johnson

OFFICE OF THE CORPORATE SECRETARY
THOMAS J. SPELLMAN III
ASSISTANT CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, N.J. 08933-
(732) 524-3570
(732) 524-5823 Fax

December 14, 2004

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Johnson & Johnson Shareholder Proposal of Edward P. Olson*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Edward P. Olson (the "Proponent"). The Proposal resolves that the Company's Board of Directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to a shareholder vote -- to the greatest extent possible." The Proponent's letter, dated October 25, 2004, setting forth the Proposal, is attached hereto as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the grounds set forth below.

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. We are also copying Mr. John Chevedden whom the Proponent has authorized to act on his behalf in shareholder matters including the Proposal.

The Company presently expects to file its definitive 2005 Proxy Materials with the Commission on or after March 16, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company expects to file its definitive 2005 Proxy Materials with the Commission. In order to allow the Company to complete its mailing of the 2005 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

For the reasons cited below, we believe that the Proposal should not be submitted to the shareholders as part of our 2005 Proxy Materials and may properly be excluded from the 2005 Proxy Materials on the bases set forth below:

1. Rule 14a-8(b) and (f) because the Proponent failed to provide proof to the Company of his stock ownership within 14 days of being notified by the Company of the procedural or eligibility deficiencies in the Proposal; and

2. Rule 14a-8(b) because the Proponent's representative has indicated in writing that the Proponent owned the Company's securities entitled to be voted on the Proposal for a period of less than one year before submitting the Proposal.

I. Failure to Provide Proof of Stock Ownership after Timely Notice from Company -- Rule 14a-8(b) and (f)

The Company believes that the Proposal may be excluded from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(b) and (f) because the Proponent failed to provide proof to the Company of his stock ownership within 14 days of being notified by the Company of the eligibility deficiencies in the Proposal.

Under cover of a letter dated October 25, 2004, the Company received the Proposal by facsimile on October 29, 2004. (See Exhibit A). While the Proponent indicated in his cover letter that "Rule 14-a-8 requirements are intended to be met", he furnished no information about his Company stockholdings. The Proponent's cover letter also included an instruction to the Company that, "[t]his is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The Proponent's cover letter also instructed the Company to "direct all future communications to Mr. Chevedden." Mr. Chevedden's contact information, including his address was included in the Proponent's cover letter.

Upon our receipt, the Company promptly examined the submission, as well as our own books and records, to determine the Proponent's eligibility to file the Proposal. The Company was unable to verify the number of shares of Company stock held by the Proponent or whether the Proponent was a record owner for the requisite period of time under Rule 14a-8. Therefore, the Company determined that additional information was required from the Proponent under Rule 14a-8 as to his eligibility to file the Proposal. The Company therefore timely wrote to Mr. Chevedden at the address provided by the Proponent by letter dated November 2, 2004, sent by certified mail with a copy to the Proponent at the Proponent's address. A copy of the Company's letter to Mr. Chevedden is attached as Exhibit B hereto. In this letter, the Company requested "the requisite proof of stock ownership as required under Rule 14a-8 within the requisite period of time." At the end of the letter, the Company requested Mr. Chevedden to "please advise if you have any questions."

The Company's November 2 letter was promptly dispatched to Mr. Chevedden, with a copy to the Proponent by U.S. Certified Mail/Return Receipt Requested. On November 10, 2004, Mr. Chevedden received our letter. A copy of the United States Postal Service Track & Confirm Service demonstrating the delivery date of the Company's November 2 letter is attached as Exhibit C hereto.

Under the Commission's rules, the burden of establishing proof of beneficial stock ownership is on the Proponent, and here, the Proponent has failed to provide such proof of ownership in the requisite time period. See Agilent Technologies, Inc. (November 19, 2004). Under Rule 14a-8(f), the Company timely notified Mr. Chevedden and the Proponent that we needed proof of the Proponent's stock ownership. The Company also advised of the requirement to respond within the requisite period of time under Rule 14a-8.

Pursuant to Rule 14a-8(f) of Regulation 14A, Mr. Chevedden had until November 24, 2004, which was 14 days from the date of his receipt on November 10, 2004 of the Company's request letter, to respond to our request by sending the information contemplated by the Commission's regulations, and courteously requested of him. The fourteen day period under which the Proponent had to furnish the required information to the Company has now expired, and neither the Proponent nor Mr. Chevedden has provided the Company with proof that the Proponent owned the securities entitled to be voted on the Proposal or that he held such securities for a period of at least one year before submitting the Proposal. As a result, the Company believes that it may exclude the Proposal on the grounds that the Proponent failed to timely correct the eligibility problem notified by the Company.

II. Shares Held for Less than One Year before Proposal Submitted -- Rule 14a-8(b)

The Company believes that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(b) because Mr. Chevedden indicated in writing to the

Company that the Proponent has owned the shares entitled to be voted on the Proposal for a period of less than one year before the Proponent submitted the Proposal.

Under cover of an undated letter, Mr. Chevedden wrote to the Company that, "[u]pon further checking Mr. Edward P. Olson owns far more that the required shares but not for a full year." A copy of Mr. Chevedden's letter, received on November 16, 2004 is attached hereto as Exhibit D. The Staff has held that a proposal may be excluded when the proponent fails to establish the minimum ownership requirement for the one-year holding period by the date the proposal is submitted, as required by Rule 14a-8(b). See NDCHealth Corporation (August 5, 2004). Accordingly the Company believes the Proposal may be excluded on this basis.

Mr. Chevedden also requested that the Company "withdraw an objection based on the length of ownership." By letter dated November 21, 2004, the Company acknowledged receipt of Mr. Chevedden's report that the Proponent did not meet the one-year holding period required under Rule 14a-8. The Company then advised Mr. Chevedden that the Company intended to follow the requirements of Rule 14a-8 and therefore planned to exclude the Proposal on these grounds.

In a telephone conversation between the Company's Corporate Secretary, Michael Ullmann, and Mr. Chevedden on December 7, 2004, Mr. Chevedden refused to withdraw the Proposal, notwithstanding the failure to provide requisite proof of stock ownership and Mr. Chevedden's acknowledgement that the Proponent did not hold the Company's stock for the required one-year holding period pursuant to Rule 14a-8(b).

As a result, the Company believes the Proposal may be excluded from its 2005 Proxy Materials because the Proponent did not continuously hold shares of the Company's stock for at least one year by the date the Proponent submitted the Proposal.

***

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the 2005 Proxy Materials.

If you have any questions with respect to the foregoing or if you need any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-3570. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,

Thomas J. Spellman III
Assistant Corporate Secretary &
Senior Counsel

TJS:dr

Attachments

Copy to:

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

John Chevedden
2215 Nelson Ave.
No 205
Redondo Beach, CA 90278

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. Michael H. Ullmann, Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plz
New Brunswick NJ 08933
PH: 732 524-2454
FX: 732 214-0332

Dear Mr. Ullmann,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Our Lead Director held 6 board seats – over-extension concern.
- Five directors were allowed to own only 200 to 1300 shares of stock each – commitment concern.
- A director with 23-years director tenure was on the 3-member Compensation Committee – independence concern.
- Plus our CEO Compensation is rated "D" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine.
- 2003 CEO pay of $8 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will terminate the potential frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

EXHIBIT B

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

CERTIFIED MAIL – RETURN RECEIPT REQUESTED

November 2, 2004

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt of a letter submitted by Mr. Edward P. Olson to our office on a shareowner proposal with respect to Adopt Simple Majority Vote. Mr. Olsen has designated you as his representative.

We ask that you provide us with the requisite proof of stock ownership as required under Rule 14a-8 within the requisite period of time.

Please advise if you have any questions. We will be in touch with you to discuss this proposal and the underlying issues.

Sincerely,

Michael H. Ullmann

Lap
cc: Mr. E. P. Olson

(annualmtg2005/04tp05proosals)



EXHIBIT C

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EXHIBIT D

Mr. Michael Ullmann
Johnson & Johnson
FX: 732-524-2185

Dear Mr. Ullmann,
Upon further checking Mr. Edward P. Olson owns far more than the required shares but not for a full year. Due to the importance of a shareholder opportunity to express a view on the simple majority vote topic, will the company withdraw an objection based on length of ownership.
Thank you.

Sincerely,

John Chevedden
PH & FX: 310-371-7872

cc: Edward P. Olson

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Johnson & Johnson (JNJ)
Proponent Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Proponent: Edward P. Olson

Ladies and Gentlemen:

The company did not provide proper notice to the shareholder for verification of stock ownership. The only direction that the company gave the shareholder was the one sentence in the attached letter:
"We ask that you provide us with the requisite proof of stock ownership as required under Rule 14a-8 within the requisite period of time."

The terse sentence by the company is contrary to SLB No. 14B which states:

* provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);

* although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Edward P. Olson
Thomas Spellman III

EXHIBIT B

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

November 2, 2004

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt of a letter submitted by Mr. Edward P. Olson to our office on a shareowner proposal with respect to Adopt Simple Majority Vote. Mr. Olsen has designated you as his representative.

We ask that you provide us with the requisite proof of stock ownership as required under Rule 14a-8 within the requisite period of time.

Please advise if you have any questions. We will be in touch with you to discuss this proposal and the underlying issues.

Sincerely,

Michael H. Ullmann

Lap
cc: Mr. E. P. Olson

(annualmtg2005/04tp05proosals)

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Our Lead Director held 6 board seats – over-extension concern.
- Five directors were allowed to own only 200 to 1300 shares of stock each – commitment concern.
- A director with 23-years director tenure was on the 3-member Compensation Committee – independence concern.
- Plus our CEO Compensation is rated "D" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine.
- 2003 CEO pay of $8 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will terminate the potential frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 14, 2004

The proposal relates to simple majority voting.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Johnson & Johnson's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel